

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2021

David Friedberg
Chief Executive Officer
TPB Acquisition Corp I
1 Letterman Drive Suite A3-1
San Francisco, CA 94129

> **Re: TPB Acquisition Corp I**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 8, 2021**
> **File No. 333-253325**

Dear Mr. Friedberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2021 letter.

Amendment No. 5 to Form S-1 filed July 8, 2021

Our Forward Purchase Agreements, page 5

1. We note your revised disclosure, including references to "forward transferees," "fully subscribing additional forward purchasers" and incentives involving Series B ordinary shares for fully subscribing entities. Please revise here and Certain Relationships and Related Party Transactions to identify the anchor investors and "additional forward purchasers" and quantify the potential share ownership of the sponsor and various forward purchase agreement entities. Please also revise risk factors and where appropriate to address the potential reduction in your public float and provide a representation that the sponsor and anchor investors will acquire the shares with the investment intent to hold the shares.

2.   In this regard, we note the second risk factor on page 40. Please revise the cover page and where appropriate to address the extent to which the sponsor may acquire a significantly higher percentage than the "20% of the then issued and outstanding ordinary shares" presented elsewhere.

3.   With respect to the sponsor's agreement to transfer a range of Class B ordinary shares to "fully subscribing anchor investors," please advise us of the intended timing of the various funding agreements in connection with the initial business combination and clarify the rights and obligations of the parties. For example, do anchor investors have different levels of "funding commitments"? What material consequences may result if entities do not subscribe for all or any such commitments before an initial business combination? Are the anchor investors expected and or contractually entitled to partake in negotiations with the target?

    You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Rachel B. Proffitt